UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): May 25, 2023

BRIDGETOWN HOLDINGS LIMITED

(Exact name of registrant as specified in its charter)

Cayman Islands	001-39623	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

c/o 38/F Champion Tower
3 Garden Road, Central
Hong Kong
(Address of principal executive offices)

Registrant’s telephone number, including area code: +852 2514 8888

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A Ordinary Share and one-third of one Redeemable Warrant	BTWNU	The Nasdaq Stock Market LLC
Class A Ordinary Shares, par value $0.0001 per share	BTWN	The Nasdaq Stock Market LLC
Redeemable Warrants, each whole warrant exercisable for one Class A Ordinary Share for $11.50 per share	BTWNW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01	Entry Into A Material Definitive Agreement.

Business Combination Agreement

On May 25, 2023, Bridgetown Holdings Limited, a Cayman Islands exempted company limited by shares (“Bridgetown”), entered into a Business Combination Agreement (as it may be amended, supplemented or otherwise modified from time to time, the “Business Combination Agreement”), by and among Bridgetown, MoneyHero Limited, a Cayman Islands exempted company limited by shares (“PubCo”), Gemini Merger Sub 1 Limited, a Cayman Islands exempted company limited by shares and a direct wholly-owned subsidiary of PubCo (“Merger Sub 1”), Gemini Merger Sub 2 Limited, a Cayman Islands exempted company limited by shares and a direct wholly-owned subsidiary of PubCo (“Merger Sub 2”) and CompareAsia Group Capital Limited, a Cayman Islands exempted company limited by shares (the “Company”).

The Business Combination Agreement and the transactions contemplated thereby have been approved by the board of directors of Bridgetown (the “Bridgetown Board”), upon the unanimous recommendation of the special committee established by the Bridgetown Board (the “Bridgetown Special Committee”). Bridgetown formed the Bridgetown Special Committee, consisting of all of the members of the Bridgetown Board other than Daniel Wong, to evaluate and make recommendations to the full Bridgetown Board with respect to the Business Combination (as defined below) with the Company. Mr. Wong is not a member of the Bridgetown Special Committee, was not permitted to attend any sessions of the Bridgetown Special Committee, and has recused himself from discussions of the Bridgetown Board about the Business Combination and voting on matters related to the Business Combination. Houlihan Capital, LLC, the independent financial advisor to the Bridgetown Special Committee, delivered a fairness opinion in which Houlihan Capital LLC opined that the Business Combination, based on and subject to the assumptions made, procedures followed, matters considered and limitations and qualifications set forth in such opinion, is fair to the unaffiliated shareholders of Bridgetown, from a financial point of view.

The Business Combination

The Business Combination Agreement provides for, among other things, the following transactions: (i) Bridgetown will merge with and into Merger Sub 1, with Merger Sub 1 being the surviving entity and remaining a wholly-owned subsidiary of PubCo (the “Initial Merger”); and (ii) following the Initial Merger, Merger Sub 2 will merge with and into the Company, with the Company being the surviving entity and becoming a wholly-owned subsidiary of PubCo (the “Acquisition Merger”). The Initial Merger, the Acquisition Merger and the other transactions contemplated by the Business Combination Agreement are hereinafter referred to as the “Business Combination.”

The Business Combination is expected to close in the third or fourth quarter of 2023, following the receipt of the required approval by Bridgetown’s shareholders and the Company’s shareholders and the fulfillment of other customary closing conditions.

Business Combination Consideration

In accordance with the terms and subject to the conditions of the Business Combination Agreement, (a) at the effective time of the Initial Merger (the “Initial Merger Effective Time”), (i) each Class A ordinary share of Bridgetown (each a “Bridgetown Class A Ordinary Share”) issued and outstanding immediately prior to the Initial Merger Effective Time (other than any Bridgetown Class A Ordinary Shares redeemed (if any) pursuant to Acquiror Share Redemptions (as defined in the Business Combination Agreement)) will be cancelled and cease to exist in exchange for one PubCo Class A Ordinary Share; (ii) each Acquiror Warrant (as defined in the Business Combination Agreement) issued and outstanding immediately prior to the Initial Merger Effective Time will be assumed by PubCo and converted into a PubCo warrant to purchase one PubCo Class A Ordinary Share as determined in accordance with the Business Combination Agreement and pursuant to the Assignment, Assumption and Amendment Agreement (as defined below); (iii) each Class B ordinary share of Bridgetown (each a “Bridgetown Class B Ordinary Share”, and each of the Bridgetown Class A Ordinary Shares and Bridgetown Class B Ordinary Shares is referred to as a “Bridgetown Ordinary Share”) issued and outstanding immediately prior to the Initial Merger Effective Time will be cancelled and cease to exist in exchange for one Class B ordinary share of PubCo (each a “PubCo Class B Ordinary Share”); (iv) the outstanding portion of any Working Capital Loans (as defined in the Business Combination Agreement) equal to or less than $5,000,000 (subject to such increases as may be agreed in writing between Bridgetown and the Company) outstanding immediately prior to the Initial Merger Effective Time shall be capitalized and converted into the right to receive such number of newly issued PubCo Class A Ordinary Shares as determined in accordance with the Business Combination Agreement and pursuant to the Working Capital Loan Capitalization Agreement (as defined below); and (v) each issued and outstanding share of Merger Sub 1 will continue existing and constitute the only issued and outstanding share in the capital of Merger Sub 1 (as the surviving company in the Initial Merger); and (b) at the effective time of the Acquisition Merger (the “Acquisition Effective Time”), (i) each ordinary share of the Company (including, for the avoidance of doubt, each Class A ordinary share of the Company issued in the Company Preference Share Conversion (as defined in the Business Combination Agreement)) issued and outstanding immediately prior to the Acquisition Effective Time will automatically be cancelled and converted into such number of newly issued Class A ordinary shares of PubCo (each, a “PubCo Class A Ordinary Share”) as determined in accordance with the Business Combination Agreement; (ii) each Company Option (as defined in the Business Combination Agreement) issued and outstanding immediately prior to the Acquisition Effective Time will be assumed by PubCo and converted into an option in respect of such number of newly issued PubCo Class A Ordinary Shares as determined in accordance with the Business Combination Agreement; (iii) each Company Warrant (as defined in the Business Combination Agreement) issued and outstanding immediately prior to the Acquisition Effective Time will be assumed by PubCo and converted into a PubCo warrant to purchase such number of newly issued PubCo Class A Ordinary Shares as determined in accordance with the Business Combination Agreement and pursuant to the PubCo Class A Acquisition Warrant Instrument, PubCo Class C-1 Acquisition Warrant Instrument or PubCo Class C-2 Acquisition Warrant Instrument (each as defined in the Business Combination Agreement), as applicable; (iv) the unexercised portion of the Existing Call Option (as defined in the Business Combination Agreement) will be assumed by PubCo and converted into an option to purchase certain loan notes of PubCo and certain newly issued PubCo Class A Ordinary Shares pursuant to the terms and conditions of the PubCo Call Option Agreement (as defined below); and (v) each issued and outstanding share of Merger Sub 2 will automatically be converted into one Surviving Company Ordinary Share (as defined in the Business Combination Agreement) and accordingly, PubCo shall be the holder of all Surviving Company Ordinary Shares.

With effect from the Initial Merger Effective Time and on all matters subject to a vote of the shareholders of PubCo, holders of PubCo Class A Ordinary Shares will be entitled to one vote per share and holders of the PubCo Class B Ordinary Shares will be entitled to ten votes per share. Each PubCo Class B Ordinary Share (x) is convertible into one PubCo Class A Ordinary Share at any time at the option of the holder thereof, and (y) will automatically and immediately convert into one PubCo Class A Ordinary Share upon, among others and subject to certain limitations, the sale, transfer or other disposal by the holder thereof to any other person that is not an affiliate of such holder, in each case of the foregoing (x) and (y), subject to the terms and conditions of the amended and restated memorandum and articles of association of PubCo to be adopted and become effective at the Initial Merger Effective Time (the “PubCo Charter”, a form of which is attached to the Business Combination Agreement as an exhibit).

Immediately after the Acquisition Effective Time and without any action on the part of any holder of PubCo Class A Ordinary Shares, PubCo will redesignate each PubCo Class A Ordinary Share that was exchanged from the Class A ordinary shares of the Company issued in the Company Preference Share Conversion pursuant to the Business Combination Agreement into one validly issued, fully paid and non-assessable convertible preferred share of PubCo, par value US$0.0001 per share, having the rights, preferences and restrictions set forth in the PubCo Charter, including in Articles 17 to 24 and Article 89 thereof.

Representations and Warranties; Covenants

The Business Combination Agreement contains representations, warranties and covenants of each of the parties thereto that are customary for transactions of this type. The parties have also agreed, among other things, that on closing of the Business Combination, the board of directors of PubCo will comprise up to nine directors, including (i) if Bridgetown LLC (the “Sponsor”) so elects, one person as the Sponsor may designate pursuant to a written notice to be delivered to PubCo sufficiently in advance of the Acquisition Effective Time and (ii) all other persons as the Company may designate pursuant to a written notice to be delivered to PubCo sufficiently in advance of the Acquisition Effective Time.

Conditions to Each Party’s Obligations

The obligations of Bridgetown and the Company to consummate the Business Combination is subject to certain closing conditions, including but not limited to: (i) the Registration Statement (as defined below) having become effective; (ii) the approval by Bridgetown’s shareholders and the Company’s shareholders of the transactions contemplated by the Business Combination Agreement and the other transaction proposals having been obtained; (iii) the PubCo Class A Ordinary Shares having been approved for listing on the Nasdaq Stock Market (“Nasdaq”) (subject to the official notice of issuance); (iv) the accuracy of representations and warranties to various standards, from true and correct in all respects to material adverse effect; (v) material compliance with pre-closing covenants; (vi) the bring-down to closing of a representation that no material adverse effect has occurred (both for Bridgetown and the Company); (vii) the absence of a legal prohibition on consummating the transactions; (viii) Bridgetown having at least $5,000,001 of net tangible assets remaining after accounting for Acquiror Share Redemptions; (ix) the sum of (A) the aggregate amount of cash in the Trust Account (as defined in the Business Combination Agreement) immediately prior to the Acquisition Closing (as defined in the Business Combination Agreement) (after deducting amounts needed to pay shareholder redemptions but prior to any other payments) and (B) the Permitted Equity Financing Proceeds (as defined in the Business Combination Agreement) if any, shall be not less than $50,000,000 and (x) certain persons who would be deemed to be “effective controllers” of a Singapore-incorporated subsidiary of the Company within the meaning of section 87(3) of the Singapore Insurance Act 1966, having obtained all necessary approvals, consents and authorizations from the Monetary Authority of Singapore in accordance with section 87(2) of the Singapore Insurance Act 1966 to obtain “effective control” (within the meaning of section 87(3) of the Singapore Insurance Act 1966) of such subsidiary.

PubCo Equity Plan

The Business Combination Agreement provides that, prior to the date of the Initial Closing (as defined in the Business Combination Agreement), PubCo shall approve and adopt an incentive equity plan (“PubCo Equity Plan”) in a form and substance reasonably satisfactory to Bridgetown which shall take effect immediately upon the Acquisition Effective Time, pursuant to which PubCo shall reserve under the PubCo Equity Plan such number of PubCo Class A Ordinary Shares equal to the sum of (a) 15% of PubCo’s fully-diluted share capital immediately after the Acquisition Effective Time, plus (b) the product of (i) the total number of ordinary shares of the Company reserved for issuance with respect to any outstanding options of the Company under the equity plan of the Company immediately prior to the Acquisition Effective Time multiplied by (ii) the ratio for exchanging ordinary shares of the Company for PubCo Class A Ordinary Shares at the Acquisition Effective Time, plus (c) the product of (i) the total number of remaining ordinary shares of the Company reserved but not yet issued under the equity plan of the Company immediately prior to the Acquisition Effective Time multiplied by (ii) the ratio for exchanging ordinary shares of the Company for PubCo Class A Ordinary Shares at the Acquisition Effective Time; provided that the calculation in subpart (c) of this paragraph shall not include any ordinary shares of the Company included in subpart (b) of this paragraph, unless otherwise determined by the board of directors of PubCo. The Business Combination Agreement provides that once the PubCo Equity Plan is established, PubCo may make equity awards to such present and future officers, directors, employees, consultants and advisors of PubCo or its subsidiaries as may be selected in the sole discretion of the board of directors of PubCo.

Termination

The Business Combination Agreement may be terminated under customary and limited circumstances prior to the closing of the Business Combination, including, but not limited to: (i) by mutual written consent of Bridgetown and the Company; (ii) by Bridgetown if the representations and warranties of the Company, PubCo, Merger Sub 1 or Merger Sub 2 are not true and correct at the standards specified in the Business Combination Agreement or if the Company, PubCo, Merger Sub 1 or Merger Sub 2 fails to perform any covenant or agreement set forth in the Business Combination Agreement such that certain conditions to closing would not be satisfied by the closing of the Initial Merger and the breach or breaches of such representations or warranties or the failure to perform such covenant or agreement, as applicable, are not cured or cannot be cured within certain specified time periods; (iii) by the Company if the representations and warranties of Bridgetown are not true and correct at the standards specified in the Business Combination Agreement or if Bridgetown fails to perform any covenant or agreement set forth in the Business Combination Agreement such that certain conditions to closing would not be satisfied by the closing of the Initial Merger and the breach or breaches of such representations or warranties or the failure to perform such covenant or agreement, as applicable, are not cured or cannot be cured within certain specified time periods; (iv) by either Bridgetown or the Company if the Initial Merger is not consummated by October 15, 2023; (v) by either Bridgetown or the Company if there is a law or governmental order in effect prohibiting the Business Combination; (vi) by Bridgetown if the Acquisition Merger is not consummated by the third (3rd) business day following the closing of the Initial Merger; (vii) by the Company if the approval by Bridgetown’s shareholders of the transactions contemplated by the Business Combination Agreement and the other transaction proposals has not been obtained following Bridgetown’s shareholder meeting or any adjournment or postponement thereof; and (viii) by Bridgetown if the approval by the Company’s shareholders of the transactions contemplated by the Business Combination Agreement and the other transaction proposals has not been obtained following the shareholders’ meeting of the Company or any adjournment or postponement thereof.

The foregoing description of the Business Combination Agreement is subject to and qualified in its entirety by reference to the full text of the Business Combination Agreement, a copy of which is attached as Exhibit 2.1 hereto.

Company Holders Support and Lock-Up Agreement

Concurrently with the execution of the Business Combination Agreement, Bridgetown, PubCo, the Company and certain of the shareholders of the Company entered into a company holders support agreement and deed (the “Company Holders Support and Lock-Up Agreement”), pursuant to which (i) certain Company shareholders who in the aggregate represented over 70% of the voting power of all outstanding voting shares of the Company as of the date of the Business Combination Agreement have agreed, among other things: (a) to appear for purposes of constituting a quorum at any meeting of the shareholders of the Company called to seek approval of the transactions contemplated by the Business Combination Agreement and the other transaction proposals; (b) to vote in favor of the transactions contemplated by the Business Combination Agreement and other transaction proposals; (c) to vote against any proposals that would materially impede the transactions contemplated by the Business Combination Agreement or any other transaction proposal; (d) not to sell or transfer any of their shares prior to the closing of the Business Combination; and (e) to waive their dissenters’ rights pursuant to the Cayman Islands Companies Act (As Revised) (the “Cayman Companies Act”) with respect to all shares of the Company held by such shareholders in connection with the Acquisition Merger, to the extent applicable; and (ii) certain shareholders of the Company have also agreed to a lock-up of the PubCo Class A Ordinary Shares and warrants of PubCo they will receive pursuant to the Acquisition Merger (subject to certain exceptions) for a period of 6 months following the Acquisition Closing.

The foregoing descriptions of the Company Holders Support and Lock-Up Agreement are subject to and qualified in their entirety by reference to the full text of the Company Holders Support and Lock-Up Agreement, a copy of which is attached as Exhibit 10.1 hereto.

Sponsor Support and Lock-Up Agreement

Concurrently with the execution of the Business Combination Agreement, Bridgetown, Sponsor, PubCo and the Company entered into a sponsor support agreement and deed (the “Sponsor Support and Lock-Up Agreement”), pursuant to which Sponsor has agreed to, among other things: (i) appear for purposes of constituting a quorum at the meetings of the shareholders of Bridgetown called to seek approval of the consummation of transactions contemplated by the Business Combination Agreement and the other transaction proposals; (ii) vote to adopt and approve the Business Combination Agreement and the other documents contemplated thereby and the transactions contemplated thereby; (iii) to vote against any proposals that would materially impede the transactions contemplated by the Business Combination Agreement or any other transaction proposal; (iv) not to redeem any of its Bridgetown Ordinary Shares; (v) not to sell or transfer any of its Bridgetown Ordinary Shares prior to the closing of the Business Combination; (vi) to waive its dissenters’ rights pursuant to the Cayman Companies Act with respect to all of its Bridgetown Ordinary Shares in connection with the Initial Merger, to the extent applicable; and (vii) a lock-up of the PubCo ordinary shares and PubCo warrants it will receive pursuant to the Initial Merger (subject to certain exceptions) for a period of 6 months following the Acquisition Closing. Pursuant to the Sponsor Support and Lock-Up Agreement, Sponsor has agreed to subject 2,000,000 PubCo Class B Ordinary Shares it receives pursuant to the Business Combination to potential forfeiture, with such potential forfeiture lapsing if the 20-day volume weighted average trading price of PubCo Class A Ordinary Shares on the 2nd, 4th, 6th, 8th or 10th anniversary of the Acquisition Closing equals or exceeds $10.00 per share, determined in accordance with the Sponsor Support and Lock-Up Agreement. Pursuant to the Sponsor Support and Lock-Up Agreement and subject to the satisfaction of certain conditions, including, among others, that (i) Sponsor holds a sufficient number of PubCo Class B Ordinary Shares following the implementation of the arrangements set forth in the Non-Redemption Deeds (referred to below); and (ii) the 20-day volume weighted average trading price of PubCo Class A Ordinary Shares is in excess of $11.00 per share at a date to be determined in accordance with the Sponsor Support and Lock-up Agreement, Sponsor has also agreed to forfeit for nil consideration a certain number of PubCo Class B Ordinary Shares to PubCo, determined in accordance with certain formulas set forth in the Sponsor Support and Lock-Up Agreement, and following any such forfeiture, PubCo has an obligation to issue a corresponding number of PubCo Class A Ordinary Shares, if any, to certain former equity holders of the Company.

The foregoing description of the Sponsor Support and Lock-Up Agreement is subject to and qualified in its entirety by reference to the full text of the Sponsor Support and Lock-Up Agreement, a copy of which is attached as Exhibit 10.2 hereto.

Registration Rights Agreement

Concurrently with the execution of the Business Combination Agreement, Bridgetown, PubCo, Sponsor and certain shareholders of the Company and their respective affiliates (the “Company Holders”) entered into a registration rights agreement (the “Registration Rights Agreement”), to be effective upon the Acquisition Closing, pursuant to which, among other things, PubCo will agree to undertake certain resale shelf registration obligations in accordance with the U.S. Securities Act of 1933, as amended (the “Securities Act”) and Sponsor, its certain related parties and the Company Holders have been granted customary demand and piggyback registration rights.

The foregoing description of the Registration Rights Agreement is subject to and qualified in its entirety by reference to the full text of the Registration Rights Agreement, a copy of which is attached as Exhibit 10.3 hereto.

Assignment, Assumption and Amendment Agreement

Concurrently with the execution of the Business Combination Agreement, Bridgetown, PubCo and Continental Stock Transfer & Trust Company (“Continental”) entered into an amendment (the “Assignment, Assumption and Amendment Agreement”) to that certain warrant agreement, dated October 15, 2020, by and between Bridgetown and Continental (“Existing Warrant Agreement”), to be effective upon the closing of the Initial Merger, pursuant to which, among other things, Bridgetown agrees to assign all of its rights, interests and obligations in and under the Existing Warrant Agreement to PubCo.

The foregoing description of the Assignment, Assumption and Amendment Agreement is subject to and qualified in its entirety by reference to the full text of the Assignment, Assumption and Amendment Agreement, a copy of which is attached as Exhibit 10.4 hereto.

Working Capital Loan Capitalization Agreement

Concurrently with the execution of the Business Combination Agreement, Bridgetown, Sponsor, PubCo and the Company entered into a working capital loan capitalization agreement (the “Working Capital Loan Capitalization Agreement”), pursuant to which, among other things, certain Working Capital Loans will be capitalized into a number of PubCo Class A Ordinary Shares equal to the aggregate amount outstanding under such Working Capital Loans, up to an aggregate amount of $5,000,000 (subject to such increases as may be agreed in writing by Bridgetown and the Company), divided by 10.00, rounded down to the nearest whole number.

The foregoing description of the Working Capital Loan Capitalization Agreement is subject to and qualified in its entirety by reference to the full text of the Working Capital Loan Capitalization Agreement, a copy of which is attached as Exhibit 10.5 hereto.

Fee Letter

Concurrently with the execution of the Business Combination Agreement, Sponsor and BTN Investments LLC (“BTN”) issued a letter to PubCo and the Company (the “Fee Letter”), pursuant to which, among other things, each of Sponsor and BTN agreed to reimburse PubCo for a portion of transaction expenses which PubCo settles at the Acquisition Closing if the aggregate amount of cash in the Trust Account (as defined in the Business Combination Agreement) immediately prior to the Acquisition Closing (after deducting amounts needed to pay Acquiror Share Redemptions but prior to any other payments) is less than $82,000,000.00, in accordance with certain formulas set forth in the Fee Letter.

The foregoing description of the Fee Letter is subject to and qualified in its entirety by reference to the full text of the Fee Letter, a copy of which is attached as Exhibit 10.6 hereto.

Non-Redemption Deeds

Concurrently with the execution of the Business Combination Agreement, Sponsor entered into a deed of irrevocable undertakings in favor of each of FWD Life Insurance Company, Limited and FWD Life Insurance Public Company Limited (collectively, the “FWD Parties”), (collectively, the “Non-Redemption Deeds”) pursuant to which, among other things, in exchange for such FWD Party (i) not exercising its redemption rights with respect to the Bridgetown Class A Ordinary Shares held by it, (ii) voting in favor of the Business Combination, (iii) not selling or transferring any of the Bridgetown Class A Ordinary Shares held by it prior to the closing of the Initial Merger, and (iv) not exercising its dissenters’ rights pursuant to the Cayman Companies Act in connection with the Initial Merger, Sponsor has undertaken to pay to such FWD Party an amount in cash sufficient to assure each FWD Party of an annual return of 5.0% on the PubCo Class A Ordinary Shares held by such FWD Party and to compensate such FWD Party for any loss realized by it if it sells any PubCo Class A Ordinary Shares at a price per PubCo Class A Ordinary Share of less than $10.00, in each case for a period of five years from the date of the Acquisition Closing, subject to certain caps and other exceptions set forth in the Non-Redemption Deeds. Such cash payments to the FWD Parties will be funded through Sponsor selling PubCo Class A Ordinary Shares, including PubCo Class A Ordinary Shares issued upon conversion of PubCo Class B Ordinary Shares, held by Sponsor, except that Sponsor shall have the right to purchase all of the remaining PubCo Class A Ordinary Shares held by the FWD Parties as of the end of the five-year period pursuant to the terms and conditions of the Non-Redemption Deeds, and if Sponsor exercises such right, the Non-Redemption Deeds do not require Sponsor to sell PubCo Class A Ordinary Shares to fund such purchase of the remaining PubCo Class A Ordinary Shares held by the FWD Parties as of the end of the five-year period. Sponsor has agreed to a lock-up of the PubCo Class A Ordinary Shares and PubCo Class B Ordinary Shares to be received by it in the Business Combination in connection with its obligations under the Non-Redemption Deeds, subject to compliance by the FWD parties with the conditions specified in the Non-Redemption Deeds.

The foregoing description of the Non-Redemption Deeds is subject to and qualified in its entirety by reference to the full text of the Non-Redemption Deeds, copies of which are attached as Exhibit 10.7 and Exhibit 10.8 hereto.

PubCo Call Option Agreement

Concurrently with the execution of the Business Combination Agreement, PubCo and the Call Option Holder (as defined in the Business Combination Agreement) entered into a call option agreement (the “PubCo Call Option Agreement”), pursuant to which and subject to the condition that the Call Option Holder has not fully exercised the Existing Call Option as of immediately prior to the Acquisition Effective Time, PubCo agreed to grant the Call Option Holder a call option at the Acquisition Effective Time, such that the Call Option Holder will have the right to subscribe for certain loan notes from PubCo, together with certain number of PubCo Class A Ordinary Shares as determined in accordance with the PubCo Call Option Agreement.

The foregoing description of the PubCo Call Option Agreement is subject to and qualified in its entirety by reference to the full text of the PubCo Call Option Agreement, a copy of which is attached as Exhibit 10.9 hereto.

Item 3.02	Unregistered Sales of Equity Securities.

The disclosure set forth above in Item 1.01 of this Current Report on Form 8-K is incorporated by reference herein.

Item 7.01	Regulation FD Disclosure.

On May 25, 2023, the Company and Bridgetown issued a press release (the “Press Release”) announcing the Business Combination. The Press Release is attached hereto as Exhibit 99.1 and incorporated by reference herein.

Also on May 25, 2023, the Company rebranded itself as the MoneyHero Group and posted an investor presentation regarding its business operations and certain financial data on the Company’s website at https://www.moneyherogroup.com (the “Investor Presentation”). The Investor Presentation is attached hereto as Exhibit 99.2 and incorporated herein by reference herein.

Based on the consolidated financial statements of the Company, the unaudited total assets and net assets of the Company as of December 31, 2022 were approximately US$64.2 million and US$15.8 million, respectively. The unaudited net loss of the Company before tax for the two years ended December 31, 2021 and 2022 were US$31.0 million and US$49.7 million, respectively, and the unaudited net loss of the Company after tax for the two years ended December 31, 2021 and 2022 were approximately US$31.0 million and US$49.4 million, respectively. Audited financial information of the Company is expected to be filed by PubCo with the U.S. Securities and Exchange Commission (the “SEC”) in a registration statement on Form F-4 (the “Registration Statement”) and made available on the website of the SEC at www.sec.gov.

The information in this Item 7.01, including Exhibit 99.1 and Exhibit 99.2, is furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to liabilities under that section, and shall not be deemed to be incorporated by reference into the filings of Bridgetown under the Securities Act or the Exchange Act, regardless of any general incorporation language in such filings. This Current Report on Form 8-K will not be deemed an admission as to the materiality of any information of the information contained in this Item 7.01, including Exhibit 99.1 and Exhibit 99.2.

Forward-Looking Statements

This Current Report on Form 8-K, including the description of the transactions, agreements, and other information contained herein and the exhibits hereto (collectively, this “communication”), includes “forward-looking statements” within the meaning of the United States federal securities laws with respect to the proposed Business Combination, and also contains certain financial forecasts and projections. All statements other than statements of historical fact contained in this communication, including, but not limited to, statements as to future results of operations and financial position, planned products and services, business strategy and plans, objectives of management for future operations of the Company, market size and growth opportunities, competitive position, technological and market trends and the potential benefits and expectations related to the terms and timing of the proposed Business Combination, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “predicts,” “intends,” “trends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. All forward-looking statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of Bridgetown and the Company, which are all subject to change due to various factors including, without limitation, changes in general economic conditions. Any such estimates, assumptions, expectations, forecasts, views or opinions, whether or not identified in this communication, should be regarded as indicative, preliminary and for illustrative purposes only and should not be relied upon as being necessarily indicative of future results.

The forward-looking statements and financial forecasts and projections contained in this communication are subject to a number of factors, risks and uncertainties. Potential risks and uncertainties that could cause the actual results to differ materially from those expressed or implied by forward-looking statements include, but are not limited to, changes in business, market, financial, political and legal conditions; the timing and structure of the Business Combination; changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations; the inability of the parties to successfully or timely consummate the Business Combination and the other transactions in connection therewith, including as a result of the COVID-19 pandemic or the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the Business Combination or that the approval of the shareholders of Bridgetown or the Company is not obtained; the risk that the Business Combination disrupts current plans and operations of Bridgetown or the Company as a result of the announcement and consummation of the Business Combination; PubCo’s inability to obtain or maintain the listing of its securities on Nasdaq following the Business Combination; failure to realize the anticipated benefits of Business Combination; risk relating to the uncertainty of the projected financial information with respect to the Company; the amount of redemption requests made by Bridgetown’s shareholders and the amount of funds available in the Bridgetown trust account; the Company’s ability to attract new and retain existing customers in a cost effective manner; competitive pressures in and any disruption to the industry in which the Company and its subsidiaries (the “Group”) operates; the Group’s ability to achieve profitability despite a history of losses; the Group’s ability to implement its growth strategies and manage its growth; the Group’s ability to meet consumer expectations; the success of the Group’s new product or service offerings; the Group’s ability to attract traffic to its websites; the Group’s internal controls; fluctuations in foreign currency exchange rates; the Group’s ability to raise capital; media coverage of the Group; the Group’s ability to obtain adequate insurance coverage; changes in the regulatory environments (such as anti-trust laws, foreign ownership restrictions and tax regimes) and general economic conditions in the countries in which the Group operates; the Group’s ability to attract and retain management and skilled employees; the impact of the COVID-19 pandemic or any other pandemic on the business of the Group; the success of the Group’s strategic investments and acquisitions, changes in the Group’s relationship with its current customers, suppliers and service providers; disruptions to the Group’s information technology systems and networks; the Group’s ability to grow and protect its brand and the Group’s reputation; the Group’s ability to protect its intellectual property; changes in regulation and other contingencies; the Group’s ability to achieve tax efficiencies of its corporate structure and intercompany arrangements; potential and future litigation that the Group may be involved in; and unanticipated losses, write-downs or write-offs, restructuring and impairment or other charges, taxes or other liabilities that may be incurred or required subsequent to, or in connection with, the consummation of the Business Combination and technological advancements in the Group’s industry. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the Registration Statement, the proxy statement/prospectus discussed below, Bridgetown’s periodic reports and other documents to be filed by PubCo or Bridgetown from time to time with the SEC). These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. In addition, there may be additional risks that neither Bridgetown nor the Company presently know, or that Bridgetown or the Company currently believes are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. Forward-looking statements reflect Bridgetown’s and the Company’s expectations, plans, projections or forecasts of future events and view. If any of the risks materialize or Bridgetown’s or the Company’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements.

Forward-looking statements speak only as of the date they are made. Bridgetown and the Company anticipate that subsequent events and developments may cause their assessments to change. However, while PubCo, Bridgetown and the Company may elect to update these forward-looking statements at some point in the future, PubCo, Bridgetown and the Company specifically disclaim any obligation to do so, except as required by law. The inclusion of any statement in this document does not constitute an admission by the Company nor Bridgetown or any other person that the events or circumstances described in such statement are material. These forward-looking statements should not be relied upon as representing Bridgetown’s or the Company’s assessments as of any date subsequent to the date of this document. Accordingly, undue reliance should not be placed upon the forward-looking statements. In addition, the analyses of the Company and Bridgetown contained herein are not, and do not purport to be, appraisals of the securities, assets or business of the Company, Bridgetown or any other entity.

Important Information About the Proposed Transactions and Where to Find It

This communication relates to the proposed Business Combination between the Company and Bridgetown. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The proposed Business Combination will be submitted to shareholders of Bridgetown for their consideration.

The Registration Statement will include a preliminary proxy statement in connection with Bridgetown’s solicitation for proxies for the vote by Bridgetown’s shareholders in connection with the proposed Business Combination and other matters as described in the Registration Statement and a prospectus relating to the offer of the securities to be issued to the Company’s and Bridgetown’s shareholders in connection with the closing of the proposed Business Combination. Bridgetown and PubCo also will file other documents regarding the proposed Business Combination with the SEC.

After the Registration Statement has been filed and declared effective, Bridgetown will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the proposed Business Combination. This communication is not a substitute for the Registration Statement, the definitive proxy statement/prospectus or any other document that Bridgetown will send to its shareholders in connection with the Business Combination. Bridgetown’s shareholders and other interested persons are advised to read, once available, the preliminary proxy statement/prospectus and any amendments thereto and, once available, the definitive proxy statement/prospectus, in connection with Bridgetown’s solicitation of proxies for its extraordinary general meeting of shareholders to be held to approve, among other things, the proposed transactions, because these documents will contain important information about Bridgetown, PubCo, the Company and the proposed Business Combination. Shareholders and investors may also obtain a copy of the preliminary or definitive proxy statement, once available, as well as other documents filed with the SEC regarding the proposed transactions and other documents filed with the SEC by Bridgetown, without charge, at the SEC’s website located at www.sec.gov or by directing a request to Bridgetown. The information contained on, or that may be accessed through, the websites referenced in this document is not incorporated by reference into, and is not a part of, this document.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE BUSINESS COMBINATION OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

Bridgetown, PubCo and the Company and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from Bridgetown’s shareholders in connection with the proposed transactions. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Bridgetown’s shareholders in connection with the proposed transactions will be set forth in PubCo’s proxy statement/prospectus to be filed with the SEC. You can find more information about Bridgetown’s directors and executive officers in Bridgetown’s annual report on Form 10-K for the fiscal year ended December 31, 2022 filed with the SEC on March 30, 2023. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This communication is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities pursuant to the proposed Business Combination or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description

2.1*	Business Combination Agreement, dated as of May 25, 2023, by and among Bridgetown Holdings Limited, MoneyHero Limited, Gemini Merger Sub 1 Limited, Gemini Merger Sub 2 Limited and CompareAsia Group Capital Limited

10.1*	Company Holders Support and Lock-Up Agreement and Deed, dated as of May 25, 2023, by and among, Bridgetown Holdings Limited, MoneyHero Limited, CompareAsia Group Capital Limited, and the other parties named therein.

10.2*	Sponsor Support and Lock-Up Agreement and Deed, dated as of May 25, 2023, by and among Bridgetown Holdings Limited, MoneyHero Limited, CompareAsia Group Capital Limited and Bridgetown LLC.

10.3	Registration Rights Agreement, dated as of May 25, 2023, by and among Bridgetown Holdings Limited, Bridgetown LLC, MoneyHero Limited, CompareAsia Group Capital Limited and the other parties named therein.

10.4	Assignment, Assumption and Amendment Agreement, dated May 25, 2023, by and among Bridgetown Holdings Limited, MoneyHero Limited, and Continental Stock Transfer & Trust Company.

10.5*	Working Capital Loan Capitalization Agreement, dated as of May 25, 2023, by and among Bridgetown Holdings Limited, Bridgetown LLC, MoneyHero Limited and CompareAsia Group Capital Limited.

10.6*	Fee Letter, dated as of May 25, 2023, issued by Bridgetown LLC and BTN Investments LLC to MoneyHero Limited and CompareAsia Group Capital Limited.

10.7	Deed of Irrevocable Undertakings, dated as of May 25, 2023, by Bridgetown LLC to FWD Life Insurance Company, Limited.

10.8	Deed of Irrevocable Undertakings, dated as of May 25, 2023, by Bridgetown LLC to FWD Life Insurance Public Company Limited.

10.9*	PubCo Call Option Agreement, dated as of May 25, 2023, by and between MoneyHero Limited and PCCW Media International Limited

99.1	Press Release, dated May 25, 2023.

99.2	Investor Presentation, dated May 25, 2023.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

*

The schedules and/or annexes to this Exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2). Bridgetown hereby undertakes to furnish supplementally a copy of any omitted schedule to the SEC upon its request; provided, however, that Bridgetown may request confidential treatment for any such schedules so furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: May 25, 2023

BRIDGETOWN HOLDINGS LIMITED

By:	/s/ Matthew Danzeisen
Name:	Matthew Danzeisen
Title:	Director